August 9, 2017

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Carlos Pacho, Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

Re:	Kindred Healthcare, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 001-14057

Dear Mr. Pacho:

Kindred Healthcare, Inc. (“Kindred” or the “Company”) has received your letter dated July 28, 2017 in which the staff (the “Staff”) of the Securities and Exchange Commission provided comments and requested certain additional information related to the Company’s disclosures in its Form 10-K for the fiscal year ended December 31, 2016.

The comments by the Staff and related responses by the Company are set forth below.

Staff Comments:

Results of Operations - Continuing Operations for the years ended December 31, 2016, 2015 and 2014, page 79

1.	We note that you exclude lease expenses from EBITDAR. Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In this regard, we also note your presentation of EBITDAR in your earnings release.

Company Response:

The Company acknowledges the Staff’s comment and respectfully reviewed the guidance within Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. The Company believes the presentation of EBITDAR and exclusion of lease expenses is useful to investors because the Company’s investors, creditors and securities analysts use EBITDAR to compare the performance of companies in the healthcare industry before consideration of capital structure, leasing arrangements and financing costs, which can vary significantly among companies. Kindred and other healthcare providers that require extensive real estate to provide medical care to their patients often make choices between an ownership model and a leasing model for their real estate portfolios. Such choice has different accounting consequences, and as a result, these companies and their investors, creditors and securities analysts recognize that, in addition to generally accepted accounting principles (“GAAP”) measures, providing a measure that backs out lease expenses is helpful in evaluating and comparing these companies’ performance (similar to backing out interest expenses).

Mr. Carlos Pacho

August 9, 2017

In addition, the Company has two debt covenants that require the use of consolidated EBITDAR (as defined under the Company’s credit agreements, which exclude lease expense in the definition of earnings): the Fixed Charge Coverage Ratio and Total Leverage Ratio. The latter ratio, sometimes referred to as Adjusted Debt to EBITDAR, is also commonly used by the Company’s securities analysts and debt rating agencies to measure the Company’s leverage and capacity to repay both its long-term debt obligations and non-cancelable lease obligations. In calculating this ratio, EBITDAR is compared to a measure of debt (Adjusted Debt) that includes an estimated debt equivalent of rental commitments (which is commonly calculated by using a multiple of six times the lease expenses).

The Company therefore believes that the exclusion of lease expenses from EBITDAR is also meaningful to investors when comparing the Company’s ratio of debt to earnings with other healthcare providers that own rather than lease facilities for comparability purposes. The Company also has a long-term incentive compensation plan and performance-based restricted stock awards for management for which a significant portion of the award achievement is based upon consolidated EBITDAR performance (as defined under the applicable plans), which is consistent with how the Company’s Chief Operating Decision Makers evaluate segment operating performance and allocate resources (the Company’s segment measure, which is now called Segment adjusted operating income (loss) in response to comment #2 below, also excludes lease expenses). In these contexts, the use of EBITDAR is not misleading and in fact is consistent with how the business is managed and how investors and creditors view the business.

The Company acknowledges that EBITDAR is a non-GAAP measure and should be considered in addition to, and not as a substitute for, income (loss) from continuing operations or other financial measures as determined in accordance with GAAP.

Note 9 – Business Segment Data, page F-28

2.	We note that Segment EBITDAR reported for each of the Company’s operating segments excludes litigation contingency expense, impairment charges, restructuring charges, transaction costs, and the allocation of support center overhead. Since in addition to rent, you excluded several other charges from Segment EBITDAR, please revise the name of this measure to more clearly align with its nature.

Company Response:

In response to the Staff’s comment, the Company changed the name of its segment measure from Segment EBITDAR to Segment adjusted operating income (loss) in its (1) recently issued earnings release for the quarter ended June 30, 2017 and (2) recently filed Form 10-Q for the quarter ended June 30, 2017, and will continue to do so in its future filings and earnings releases.

Mr. Carlos Pacho

August 9, 2017

3.	We note that you show a subtotal for EBITDAR in your Segment EBITDAR reconciliation to Income (loss) from continuing operations. This subtotal is a non-GAAP measure and is not necessary for the reconciliation. Please remove the EBITDAR subtotal.

Company Response:

In response to the Staff’s comment, the Company removed the EBITDAR subtotal in its (1) recently issued earnings release for the quarter ended June 30, 2017 and (2) recently filed Form 10-Q for the quarter ended June 30, 2017, and will continue to do so in its future filings and earnings releases.

If you or the Staff has any additional questions or comments, please contact me at (502) 596-7246.

Very truly yours,

/s/ John J. Lucchese

John J. Lucchese

Senior Vice President and Chief Accounting Officer

cc:	Ms. Inessa Kessman, U.S. Securities and Exchange Commission

Mr. Stephen D. Farber, Kindred Healthcare, Inc.

Mr. Joseph L. Landenwich, Kindred Healthcare, Inc.

Mr. Nicolas Grabar, Cleary Gottlieb Steen & Hamilton LLP

Mr. Todd A. Klimek, PricewaterhouseCoopers LLP